Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

On February 14, 2024, Stardust Power Inc., which is a party to a previously disclosed business combination, dated as of November 21, 2023, with Global Partner Acquisition Corp II, among other parties, issued the following press release.

Stardust Power Announces Key Management Appointments

New Chief Financial Officer and Senior Project Director to bolster management team

Greenwich CT, February 14 Stardust Power Inc. (“Stardust Power” or the “Company”), a development stage American manufacturer of battery-grade lithium products, is pleased to announce the appointment of Udaychandra (Uday) Devasper as the Company's Chief Financial Officer. In addition, Michael Circelli joins Stardust as Senior Project Director, who will lead the development of Stardust Power’s Oklahoma operations.

“We are pleased to welcome Uday to Stardust Power and to lead us through our next phase of growth as we head towards our public listing,” said Roshan Pujari, CEO of Stardust Power. “Uday is an experienced finance professional with an impressive track record of driving growth and delivering results, who will ensure that Stardust Power continues to thrive in the dynamic landscape of the clean energy industry once it is a publicly traded company.”

In his role as CFO, Mr. Devasper is responsible for leading and developing the finance and accounting functions while assisting the CEO in executing strategy, and financing. Mr. Devasper has over 20 years of experience in finance and accounting and has demonstrated expertise and deep knowledge in leading projects and assisting companies through multiple transactions.

Prior to joining Stardust Power, Mr. Devasper was part of the founding team and Partner at Effectus Group, a boutique national accounting advisory firm, where he was involved in developing the business, hiring and resource management, as well as leading the nationwide technical accounting advisory practice, which included the clean energy industry. Prior to his time at Effectus, he held positions at KPMG LLP, Synopsys, Inc. and Echelon Corporation. He is a licensed CPA in California, a licensed Chartered Accountant (CA) from the Institute of Chartered Accountants of India, and a graduate of Mumbai University in India, with a Bachelor of Commerce degree.

Stardust Power also announced the addition of Michael Circelli to the management team. “We are excited to have Michael join the team and have him lead the development of our lithium production facility located in Southside Industrial Park, Muskogee, Oklahoma,” said Mr. Pujari. “Michael is an outstanding and experienced engineer and project manager and will help us in meeting our goals and executing our strategy to become one of the largest lithium refineries in the United States.”

In his role as Senior Project Director, Mr. Circelli will oversee development and rollout of the Company’s Oklahoma lithium production facility. Mr. Circelli is a seasoned professional engineer and a graduate of Queen’s University in Kingston, Ontario, Canada. Prior to Stardust he has held senior and corporate positions at Bantrel/Bechtel, SNC Lavalin, Lycopodium and Worley in the Minerals and Metallurgy sector, and most recently in the electrification and battery value chain sector. He has extensive experience in the resource and energy sectors and has recently executed lithium-based projects for A1 Lithium, Berkshire Hathaway Energy and Renewables and Rio Tinto.

Mr. Circelli will work alongside Pablo Cortegoso, Co-Founder and designate Chief Technical Officer who leads the technical team. Mr. Cortegoso brings over a decade of experience in civil and mining projects, specializing in lithium, having previously worked with Aurora Lithium and SRK Consulting. These recent hires bring strategic and operational bench strength to the Stardust Power team at a critical time in the company’s growth trajectory.

Uday Devasper and Mike Circelli

About Stardust Power Inc.

Stardust Power Inc. is a development stage manufacturer and refiner of battery-grade lithium products designed to supply the EV industry and help secure America’s leadership in the energy transition. Stardust Power is developing a strategically central lithium refinery in Muskogee, Oklahoma with the anticipated capacity of producing up to 50,000 tonnes per annum of battery-grade lithium. Committed to sustainability at each point in the process, the company enjoys a diversified supply of lithium from American brine sources. Stardust Power is expected to become a publicly traded company on Nasdaq under the ticker symbol “SDST” via a planned business combination with Global Partner Acquisition Corp II (“GPAC II”) (NASDAQ:GPAC), a special purpose acquisition company.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward- looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, GPAC II’s and Stardust Power Inc.’s ( “Stardust Power”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and Stardust Power’s future financial performance following the transaction, as well as GPAC II’s and Stardust Power’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and Stardust Power’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and Stardust Power caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and Stardust Power. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II’s securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and Stardust Power’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Stardust Power’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Stardust Power and potential difficulties in Stardust Power’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or Stardust Power related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Stardust Power plans to operate, variations in performance across competitors, changes in laws and regulations affecting Stardust Power’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic; and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and any subsequently filed Quarterly Report on Form 10-Q. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor Stardust Power presently know or that GPAC II or Stardust Power currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and Stardust Power assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor Stardust Power gives any assurance that either GPAC II or Stardust Power will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a Registration Statement with the SEC that includes a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/ prospectus will contain important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC II’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC II’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL RELEVANT DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT GPAC II, STARDUST POWER AND THE PROPOSED BUSINESS COMBINATION.

The Registration Statement is not yet effective. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of GPAC II as of a record date to be established for voting on the proposed transactions. Shareholders of GPAC II are able to obtain free copies of the Registration Statement and, once available, will also be able to obtain free copies of the definitive proxy statement/ prospectus and all other relevant documents containing important information about GPAC II and Stardust Power filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

GPAC II, Stardust Power and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and is not intended to and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, Stardust Power or the combined company or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

For more information, visit stardust-power.com.

Stardust Power Contacts

For Investors:
William Tates
Stardust Power Inc.
william@stardust-power.com

For Media:
Media@stardust-power.com

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